SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 April 29, 2003

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F __

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
                                   101(b)(1):

                                 Yes _____ No X

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes _____ No X

  (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material
                  event, has already been the subject of a Form
              6-K submission or other Commission filing on EDGAR.)

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
       Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934:

                                 Yes _____ No X

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: April 29, 2003             By   Theresa Robinson
                                      ---------------------
                                      Name: Mrs T Robinson
                                      Group Secretariat Co-ordinator


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                                 Corus Group plc

                           Chairman's Statement - AGM.


The following is a statement to be made by Sir Brian Moffat, Chairman, Corus, at the Company's Annual General Meeting, 1100hrs, 29 April 2003.

         "As I said in my statement accompanying the Report and Accounts for 2002 the Board remains concerned about the erosion of the market value of Corus, the continuing loss making situation and its medium term refinancing. Accordingly the Board is determined to take the necessary action to restore market confidence.

         Today I will update you on our plans and actions to address these points which I will cover under four headings, namely UK Asset Review, Refinancing, Management and Current Trading.

UK ASSET REVIEW

         Turning to the UK Asset Review, on 11th March 2003 it was announced that the Board was conducting a review of the Group's UK asset base recognising the need to reverse the significant losses that have been incurred as a result of the progressive decline of UK manufacturing, sterling exchange rates and increased market penetration from steel imports. The main objectives of the review were to size the business to the available market whilst eradicating the losses and creating an internationally competitive cost base for our UK businesses which would be cash positive even at the bottom of the cycle. The review has now been concluded and the key findings are as follows:-

- To provide feedstock for the Group's UK mills and downstream businesses, steelmaking in the UK should be concentrated on 3 sites which should be developed to meet their continuing requirements. Steelmaking for flat products should be concentrated at Port Talbot in South Wales, steelmaking for long products at Scunthorpe in North Lincolnshire and steelmaking for engineering steels at Rotherham in South Yorkshire.


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-    Once the necessary investment has been carried out at Port Talbot and
     Scunthorpe, steel production from Teesside will not be required for the Group's internal demand. In order to try to avoid the closure of Teesside, however, the Group will endeavour to refocus this site to become a cash generative slab and bloom producer feeding international markets. The Company will also explore other options for its future.

- With steelmaking for flat products in the UK concentrated at Port Talbot, the mills and coating line at Llanwern will be supplied from there.

- With steel production and primary rolling for engineering steels concentrated at Rotherham, the closure of steelmaking and hot rolling at Stocksbridge in South Yorkshire should take place in due course. The aerospace steels and all finishing of engineering billets/rounds will remain at the Stocksbridge site. At Rotherham, the Thrybergh bar mill should be enhanced to roll coiled bar and the Roundwood coiled bar mill should be closed. The finishing facilities at Tipton in the West Midlands should also be relocated to Rotherham.

- In the light of the above the Group's UK steelmaking requirements for the core flat products, long products and engineering steels businesses (i.e. not including Teesside) would reduce to become 10.5 mtpa largely focussed on satisfying UK market demand.

- Approximately 1,150 jobs would be directly affected by these closures and rationalisation measures and some 2,200 people are employed at Teesside in slab and bloom production and related services.

- The Board anticipates that the capital expenditure and restructuring cash costs associated with these proposals should not exceed(pound)250 million.

- Work should continue to look at ways of reducing further the number of satellite sites and of joint venturing some of the downstream businesses to secure cost and competitive advantage.

         The results of the review have been published at this time in order to inform all interested parties and a full consultation process is underway.

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         The job losses relating to these initiatives are in addition to those contained in the 2001 restructuring programme and which are due to be completed in 2004.

REFINANCING

         The funding plans for the Group going forward are an essential part of the Board Review. Discussions are progressing towards agreeing a new three year banking facility to fund medium term working capital. Additional funding will be sought as necessary to provide for Group restructuring initiatives through a combination of non-core disposals and further access to debt and equity markets as appropriate. The implementation of the Group's restructuring programme will be influenced by the timing and availability of such additional funding as is required.

MANAGEMENT

         As announced earlier this month we are delighted to welcome Mr. Philippe Varin to the position as Chief Executive and he will commence his employment with us on 1st May. Mr. Varin is a highly experienced international manager and was formerly Senior Executive Vice President and Group Executive Committee Member of Pechiney.

         As part of the appointment process we have discussed with him the Board's Review of our UK Assets and the associated refinancing. Mr. Varin's immediate priority will be to develop and implement these plans and agree the refinancing package.

         As you may be aware I had planned to retire from Corus at this meeting. At the Board's request however I agreed to defer my retirement in order to provide continuity and stability pending the appointment of a new Chief Executive and subsequently a new Chairman.

         With the appointment of Philippe Varin the Board was unanimous in asking Jim Leng, our Deputy Chairman, to succeed me as Chairman. I am delighted to say that he has accepted the job with effect from lst June 2003.

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         I am sure you will join me in wishing Philippe Varin and Jim Leng well in their new roles. They will be an excellent combination.

CURRENT TRADING

         Turning to the current trading situation, the trend of progressive improvement in the Group's operating results seen in the latter months of 2002 continued during the first quarter of this year. European prices remain firm despite subdued demand although the outlook remains uncertain in the light of the fragile global economy.

CONCLUSION

         This is an extremely demanding time for Corus and I would like to place on record my personal appreciation of the tremendous work and support of the Board and employees." END.


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